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                                                                   Exhibit (h.3)



                       EXPENSE CAP/REIMBURSEMENT AGREEMENT

         This Agreement is entered into as of December 22, 2001 between La Crosse Advisers, L.L.C. (the "Adviser") and La Crosse Funds, Inc. (the "Company'), on behalf of the LaCrosse Large Cap Stock Fund (the "Fund").

         WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee or reimburse certain of the Fund's operating expenses to ensure that the Fund's total operating expenses do not exceed the levels described below.

         NOW THEREFORE, the parties agree as follows:

         The Adviser agrees that until March 31, 2003, it will reduce its compensation as provided for in the Investment Advisory Agreement between the Company and the Adviser dated December 22, 1998, and/or assume expenses for the Fund to the extent necessary to ensure that the Fund's total operating expenses (on an annual basis) do not exceed 1.00% of the Fund's average daily net assets.

         The Adviser shall be entitled to recoup such amounts for a period of up to three (3) years following the fiscal year in which the Adviser reduced its compensation and/or assumed expenses for the Fund, provided that the total operating expenses including this recoupment do not exceed the established cap on expenses for that year.

                           LA CROSSE ADVISERS, L.L.C.




                           By:  /s/  Kent Hendel
                               ----------------------------------------------
                               Kent Hendel, Chief Executive Officer


                           LA CROSSE FUNDS, INC.




                           By:  /s/  Steven J. Hulme
                               ----------------------------------------------
                           Steven J. Hulme, President